Mail Stop 3561

January 31, 2007

Scott Goldsmith, President
Prevention Insurance.Com
2770 South Maryland Parkway
Suite 416
Las Vegas, Nevada 89109

>**Re:** **Prevention Insurance.com**
>**Form 10-KSB/A for Fiscal Year Ended**
>**April 30, 2006**
>**Filed December 19, 2006**
>**File No. 0-32389**

Dear Mr. Goldsmith:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

General

1.   In connection with responding to our comments we reiterate our request for you to please provide, in writing, a statement from the registrant acknowledging that:
    - the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-KSB/A as of April 30, 2006 filed December 19, 2006

Item 8A Controls and Procedures

2.   We note in Item 8A that you have presented a partial definition of disclosure controls and procedures, i.e. "were effective in alerting them in a timely manner…" without including the entire definition. In future filings, please disclose the entire definition of disclosure controls and procedures, as specified in section 240.13a-15(e) of the Exchange Act, if any definition is presented.

        Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before February 14, 2007. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have any questions.

                                                Sincerely,

                                                Tia Jenkins
                                                Senior Assistant Chief Accountant
                                                Office of Emerging Growth
                                                Companies